UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Issuance of Press Release

On December 16, 2024, Turbo Energy, S.A. (the “Company”) issued a press release providing a formal business update on the economic and operational impact of the flash flooding event that occurred in Valencia, Spain on October 29, 2024.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Provides Update on Impact of Historical Flash Flooding Disaster on Business Operations in Valencia, Spain,” dated December 16, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: December 16, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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